October 30, 2024

Thomas Corbett
Chief Financial Officer
Brookfield Reinsurance Ltd.
Ideation House, First Floor
94 Pitts Bay Road
Pembroke, HM08 Bermuda

       Re: Brookfield Reinsurance Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           Response dated September 30, 2024
           File No. 001-40509
Dear Thomas Corbett:

        We have reviewed your September 30, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 9, 2024 letter.

Response dated September 30, 2024
Non-GAAP Measures - Distributable Operating Earnings, page 101

1. In your proposed disclosure to prior comment 10, you state that certain mark-to-
       market effects on insurance contracts and other net assets are included
in    Net
       investment income.    We note your description of this line item on page
83 does not
       appear to include any mark-to-market effects. Please tell us what mark-to-market effects are presented in this line item.
2. Please refer to prior comment 11. Based on your response and disclosure starting on page 101, it appears that you appropriately reflect the deferred tax impact related to certain of your non-GAAP adjustments. It also appears that you back out a remaining amount of GAAP deferred tax expense unrelated to your non-GAAP adjustments because you believe the deferred tax impact primarily relates to items outside of your
 October 30, 2024
Page 2

      performance measure and/or core operations. Please quantify for us this net amount backed out in your calculation of DOE for 2023 and 2024 and clarify why this amount does not relate to your performance measure and/or core operations.
3. In your response to prior comment 11, you state that you do not believe deferred taxes reflect the present value of the actual cash tax obligations you will be required to pay.
      Please explain to us your basis for this assertion.
Class A Exchangeable Shares and Class A-1 Exchangeable Shares, page 130

4. We note your response to prior comment 13. Please include the information included in your response in your proposed disclosure in future filings about the lack of impact on your financial statements upon an exchange of exchangeable shares into Brookfield Class A shares since the shares will remain outstanding and held by
      Brookfield or tell us why you do not believe the information is warranted.
Note 22. Income Taxes, page F-79

5. We note your response to prior comment 24. Please tell us and revise future filings to disclose the total assets in each jurisdiction used to determine your weighted-average statutory income tax rate.
6. Please refer to prior comment 24. Please tell us and revise future filings to discuss the tax structures and strategies that has resulted in a relatively large portion of your taxable income being allocated to Bermuda in comparison to the modest amount of revenue generated in Bermuda.
       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if
you have questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance